Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

April 5, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted February 2, 2023 CIK No.: 0001939365

Dear Mr. Healy and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 14, 2023, commenting on Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 filed February 2, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary, page 1

1.	We refer to your revised disclosure that you also provide equine care as of December 2022. To the extent correct, please revise to balance such information by explaining that only one location provides equine care, and that the other locations are small animal practices.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that, as of the date of the Registration Statement submission, the Company has only one location providing equine care.

Risk Factors

The animal health industry is highly competitive, page 19

2.	You state in this revised disclosure that you believe many of your competitors are conducting R&D activities in areas served by your products and or services, and that you also face competition from manufacturers of drugs globally, as well as producers of nutritional health products and animal health service providers. Please expand your discussion to further explain these risks. For example, explain which R&D activities your competitors are conducting and how this may affect competition for your products and services.

Response: The Company has amended the Registration Statement to disclose that the Company is not currently engaged in product development at this time and does not depend on product development for any of its revenue, and that this risk is a forward-looking statement which identifies potential future impacts for the Company if the Company decides to engage in research and development or product development in future years. the

Selling Stockholders, page 28

3.	We note your revisions in response to our prior comment 4 and your statement that the disclosure in this section is based on 6,553,632 shares of Class A common stock and 4,300,000 shares of Class B common stock expected to be outstanding upon the consummation of the primary offering, and assumes the conversion of all outstanding convertible debt and the exercise of all outstanding warrants. However, your disclosures elsewhere, including on pages 8 and 24, disclose that there will be 10,853,632 shares of Class A common stock outstanding after the offering. Please revise to address the discrepancy. In addition, for each selling shareholder, except with respect to owned outstanding shares of Class A common stock, please revise each shareholder's corresponding footnote to clearly disclose the anticipated number of shares of Class A common stock to be owned (e.g., that the share amount in the table reflects a specified number of shares of Class A common stock upon conversion of convertible promissory notes). Also add a discussion explaining how you made such calculations, (e.g., assuming a specified initial public offering price and a corresponding assumed conversion price). In this regard, we note the statement in footnote 28 that only 878,790 shares of common stock are outstanding. Ensure that the information presented in this section is as of a recent date. Also explain why you have indicated that certain shareholders will hold a certain percentage of shares after the offering, but you have not included the number of shares owned in the "Total Shares" column.

Response: In response to this comment, the Company has amended the Registration Statement to remove from the Selling Stockholder table the Company’s affiliated stockholders who currently hold 4,300,000 shares of Class B common stock which are convertible into 4,300,000 shares of Class A common stock on a one-to-one basis. The Company has further amended the Registration Statement to made conforming and corresponding updates throughout the Registration Statement.

4.	We refer to the penultimate paragraph on page 30, and note that the disclosures in this revised table and in the revised beneficial ownership table indicates that certain shareholders subject to a lock-up, such as Messrs. Carr, Lau, and Marten, and Best Future Investment, are expected to sell shares in the secondary offering. We note that you state on page 31 that the offering by the selling stockholders will remain open for 180 days following the date of the prospectus, and that these shareholders who are subject to a lockup are subject to such lock-up for the same duration and would need the underwriter's prior written consent in order to sell. For each shareholder subject to the lock-up, please include a footnote next to the amount and percentage to be owned by such shareholder to disclose any consent that the underwriter has already provided.

Response: In response to this comment, the Company respectfully advises the Staff that, the Company has agreed to remove its affiliated stockholders who are subject to lock-ups from the Selling Stockholder table.

Summary of Results of Operations, page 40

5.	We note your response to comment 11. Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please separately quantify the extent to which each material factor contributed to changes in revenue. In this regard, we would expect quantification of the extent to which price increases contributed to an increase in revenue separately from the extent to which volume decreases resulted in a decrease in revenue.

Response: In response to this comment, the Company has amended the Registration Statement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results of Operations—Revenue—Revenue in General” on page 40 to quantify the extent to which each material factor contributed to changes in revenue.

6.	In regards to your presentation of average daily service revenue and average daily product revenue, please provide the following disclosures:
•	How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;
•	The reasons why the metric provides useful information to investors; and
•	How management uses the metric.

Refer to SEC Release No. 33-10751.

Response: In response to this comment, the Company has amended the Registration Statement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Results of Operations—Revenue—Revenue in General” on page 40 to disclose how the average daily service revenue and average daily product revenue metrics are calculated, how and why Company management uses these metrics and why the metrics may be useful to investors.

Management and Board of Directors, page 60

7.	We note that you have listed director nominees, and that your footnote disclosure on page 60 states that such nominees are anticipated to become effective upon consummation of the underwritten primary offering. However, we note that the consents you have filed as exhibits for such director nominees state that their appointment as directors will take effect upon the effective date of the registration statement. Please revise to reconcile the discrepancies, and if the director nominees will become directors on the effective date of the registration statement, please clarify that you will file a pre-effective amendment that includes the signatures of a majority of the board, as then in effect, or advise.

Response: In response to this comment, the Company has amended Exhibits 99.1 through 99.5 of the Registration Statement (the director-nominee consents) to clarify that their appointment as directors will become effective upon consummation of the underwritten primary offering.

8.	We refer to your revised disclosure on page 65, and note that you state that there are three female directors as of January 30, 2023. However, based on your disclosures elsewhere, including your signature page and your disclosures of your management, this information does not appear to be accurate. Please revise accordingly.

Response: In response to this comment, the Company has amended the Board Diversity Matrix on page 65 of the Registration Statement to disclose the composition of the Board as of January 30, 2023 and as expected upon the consummation of the primary underwritten offering.

Executive and Director Compensation, page 67

9.	We refer to your revised disclosures in response to prior comment 9. Please explain why you have disclosed no compensation paid to Messrs. Keiser and Lau. Item 402(m) of Regulation S-K provides that all compensation paid to named executive officers shall be reported pursuant to the Item, even if also called for by another requirement, including transactions between you and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director. In this regard, we note that you have consulting agreements with Star Circle Advisory Group, owned and controlled by your directors, including Mr. Lau, and Blue Heron Consulting, partially owned by Mr. Stith Keiser.

Response: In response to this comment, the Company has amended the Registration Statement to reflect the details of Messrs. Carr’s and Lau’s relationship with Star Circle Advisory Group and Mr. Keiser’s relationship with Blue Heron Consulting. The Company has amended the Registration Statement to provide additional information regarding the consulting arrangements and to provide a cross-reference to the descriptions of those agreements under the caption, “Our Business—Consulting Agreements.”

10.	We refer to your revised disclosure on page 70 that Mr. Carr was granted a cashless warrant on September 1, 2022 by the board of directors in consideration of Mr. Carr's personal guaranty of your loans. Please revise to include the grant of warrant in your compensation table. Refer to Item 402(n).

Response: In response to this comment, the Company respectfully advises the Staff that the Company’s board of directors authorized the grant of a cashless warrant to Mr. Carr on September 1, 2022, but that the warrant itself was issued January 1, 2023. The Company has amended the Registration Statement to reflect the details of Mr. Carr’s warrant as a footnote to the Summary Named Executive Officer Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 69

11.	We refer to your response to prior comment 3, which states that the share distributions by Wilderness Trace has not yet occurred. Since such share distributions have not yet occurred, please explain why the ownership of Wilderness Trace is not reflected in this table, or revise accordingly.

Response: In response to this comment, has amended the Registration Statement to reflect Wilderness Trace’s ownership of 2,150,000 shares of Class B common stock of the Company.

12.	We note your revised disclosure that the table reflects beneficial ownership information as of December 31, 2022, and that the voting power ownership information reflects a total of 10,853,632 shares of common stock outstanding, which includes both shares of Class A and Class B common stock. However, your revised disclosure on page 8 indicates that after the offering, there will be 10,853,632 shares of Class A common stock outstanding. Please revise your disclosures here to clearly show information as of a recent date. Also revise the table to disclose the ownership information after the consummation of the primary offering and to explain the expected conversions.

Response: In response to this comment, the Company has amended the Registration Statement on page 8 to clarify that the 10,757,763 shares of common stock outstanding reflect 6,457,763 shares of Class A common stock and 4,300,000 shares of Class B common stock. The Company has further amended the Registration Statement to make conforming and corresponding updates throughout the Registration Statement and to disclose the terms of conversion of the Class B common stock.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.	We note your response to our prior comment 13 and that you made Form D filings on January 27, 2023. It continues to appear that you have not filed a corresponding Form D for certain of these offerings. For example, it does not appear that a Form D was filed for the November 2022 Bridge Financing with Target and 622 Capital, LLC.

Response: In response to this comment, the Company respectfully advises the Staff that the Form D filed with the Commission on January 27, 2023 (File/Film Number: 021-472036 23562498) is inclusive of both the January 2022 Bridge Financing with Target Capital 1 LLC and Dragon Dynamic Catalytic Bridge SAC Fund and the November 2022 Bridge Financing with Target Capital 1 LLC and 622 Capital, LLC because each such transaction constituted the sale of identical securities (except as to principal amount) and occurred within twelve-months of the first such transaction.

Financial Statements, page F-1

14.	We are continuing to evaluate your waiver request and response to comment 10.

Response: In response to this comment, the Company respectfully advises the Staff that the Company received a letter from the Commission on February 13, 2023, granting the waiver request.

15.	We note your response to comment 11 and that you intend to file an amended S-1 which will include fiscal year 2022 audited consolidated financial statements. It is not clear why you indicated that the inclusion of the 2022 audited financial statements will result in the exclusion of any preacquisition audited financial statements of acquirees pursuant to Rule 3-05 of Regulation S-X based on your application of SAB Topic 1.J. For purposes of Rule 3-05 of Regulation S-X and correspondingly SAB Topic 1.J, we remind you that you must evaluate business acquisitions that occurred during the most recent fiscal year or subsequent interim period. Given that you had multiple acquisitions during 2022 including The Pony Express Veterinary Hospital in September 2022 and the Williamsburg Animal Clinic in December 2022, as previously requested, please provide us with your detailed application of the guidance of SAB Topic 1.J which led to your determination that preacquisition audited financial statements would not be required for your acquirees.

Response: In response to this comment, the Company acknowledge the Staff’s comment and respectfully advises that it analyzed the significance of the 10 acquisitions that occurred during 2022 pursuant to Rule 3-05 of Regulation S-X.

The Company first evaluated if any of the business were related pursuant to Rule 3-05(a)(3)(i)-(iii), business are related if any of the following conditions apply:

•	“They are under common control or management.”

•	“The acquisition of one business is conditional on the acquisition of each other business.”

•	“Each acquisition is conditioned on a single common event.”

The Company notes that none of the 10 acquirees met any of the conditions above and will be each evaluated individually for the significance tests.

To determine if any of the acquisitions qualifies as a significant acquiree that requires filing financial statement of the acquired entity and pro forma financial information, the Company measured significance of the acquisition under Rule 3-05 of Regulations S-X using the three significance tests: (1) the investment test; (2) the asset test; (3) the income test. Set forth below is the Company’s analysis under Rule 3-05 of Regulation S-X of the acquisitions completed during fiscal year 2021 and 2022 and completed and probable acquisitions in 2023 to date.

Investment Test – Under the investment test, the Company compared the purchase price of the acquired entity with the Company’s total consolidated assets to perform the investment test calculation due to the Company not being a publicly traded Company.

Asset Test – Under the asset test, the Company compared the total assets of the acquired entity with the Company’s total consolidated assets as of the end of the most recently completed fiscal year.

Income Test – Under the income test, the Company used the lower of (a) the absolute value of the acquired entity’s pre-tax loss compared to the pre-tax income of the Company for the most recently completed fiscal year and (b) the acquired entity’s total revenues compared to the Company’s total consolidated revenues for the most recently completed fiscal year.

Per paragraph 2015.2 of the FRM indicates that “Generally, compare the most recent pre-acquisition annual financial statements of the acquired business to the registrant's pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC.”

However, the literal application of the rule 3-05 of Regulation S-X result in the financial statement for acquirees that are not significant at the time the registration statement is set to be effective as the Company has incurred significant growth in assets and earning. The acquirees are not material, not relevant and or not meaningful to investors as the separate audited financials of the acquirees doesn’t provide material insight into the operations of the Company. Furthermore, the Company has determined the latest audited balance sheet as of December 31, 2022 and statement of operations for the year ending December31, 2022 included in the registration statement shall be used to measure the significant test of the acquirees.

•	Below 20% significance level: If the acquired business does not exceed 20% of any of the three significance criteria, there is no requirement to include audited or interim financial statements;

•	20% significance level: If the acquired business exceeds 20% of any of the three significance criteria, audited financial statements for the most recent fiscal year of the acquired business must be included and for the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year; and

•	40% significance level: If the acquired business exceeds 40% of any of the three criteria, audited financial statements for the two most recent fiscal years of the acquired business must be included and for the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year.

We noted the majority of the acquiree's do not have a historical balance sheet as these entities were acquired based on cash flow projections. We note that the total asset value for the acquirees is made up of Cash, Account Receivable, Prepaid Expenses, Inventory and Fixed Assets. These acquirees asset balances is below the value of consideration paid to the acquirees as the AR is relatively low based on services being paid at the time of service, prepaid expenses attributed to insurance and software subscriptions that is relatively low, Inventory being the medical supplies needed to perform veterinary services is also fairly low and fixed asset making up the equipment used for services and furniture and fixtures within the practice that are substantially depreciated based on the formation date of these acquirees being early 2000's or earlier. Management concludes that the investment test is the more conservative test between the Asset and Investment test and will ultimately reach the same conclusion.

FY 2022 Acquisitions:

	Pasco	Lytle	Kern	Bartow	Dietz	Aberdeen	All Breed	Pony Express	Williamsburg	Old 41
Date of Acquisition	1/5/22	3/15/22	3/22/22	4/3/22	5/17/22	7/29/22	8/12/22	10/31/22	12/9/22	12/16/22
Investment Test	5.4%	7.8%	11.2%	7.6%	2.6%	3.0%	11.9%	18.5%	4.5%	7.9%
Income Test	3.1%	3.1%	3.8%	3.2%	1.3%	0.1%	8.3%	10.3%	9.0%	4.0%
Income Component	3.1%	3.1%	3.8%	3.2%	1.3%	0.1%	8.3%	10.3%	9.0%	4.0%
Revenue Component	12.0%	11.3%	16.4%	11.3%	9.5%	8.3%	12.7%	34.5%	11.0%	13.0%

The Company respectfully advises the Staff that its acquisitions did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as neither the asset or investment test nor both prongs of the income test exceeded the 20% significance threshold as noted in the table below. The Company notes that in regards to the income test, as both the Company and acquirees had material annual revenue in the two most recently completed fiscal years, the revenue component of the income test is applicable to the evaluation of significance. Consequently, as an acquiree will only be considered significant if both the income component and the revenue component exceed the significance threshold (i.e., 20%). The Company presented the lower of the two components in the income test noting none the income test exceeded the 20% threshold, the acquirees were not considered to be significant acquisitions pursuant Rule 1-02(w) of Regulation S-X.

Aggregate Significant

The Company respectfully advises the Staff that, in connection with its analysis of significant business acquisitions, the Company’s Registration Statement includes audited historical financial statements of the Company as of December 31, 2022 and 2021 and for each of the years then ended. Accordingly, as it relates to its evaluation of aggregate significance as required by Rule 3-05(b)(2)(iv), the Company’s analysis will be limited to acquisitions consummated after December 31, 2022 (the date of the most recent audited balance sheet expected to be filed for the registrant at the time of effectiveness). The Company does not expect to be required to provide historical or pro forma financial information pursuant to Rule 3-05(b)(2)(iv).

The Company determined that no significance tests were met, and therefore concluded that the financial statements and pro forma information, pursuant to Rule 3-05 of Regulation S-X, were not required for the acquisitions that occurred during 2022.

Note 7. Stockholders Equity, page F-23

16.	We remind you of comment 34 of our letter dated November 21, 2022 and your response dated December 7, 2022 in which you indicated that you will provide an explanation for the determination of the fair value of the common stock underlying your equity issuances and the reasons for the differences between recent valuations of your common stock and the estimated offering price. Given that you have included an estimated offering price, please provide us with this explanation.

Response: In response to this comment, the Company acknowledge the Staff’s comment and respectfully advises the Staff regarding the Company’s following analysis.

Equity Issuances

The Company issued Class A common stock in November 2022 for services provided to two third-parties in connection with the consulting agreements entered into. The Company used an implied fair value of $1.73 to calculate the fair market value of consideration paid for the consulting services.

The Company issued Class A common stock in December 2021 for services provided to a third-party in connection with a consulting agreement. The Company used an implied fair value of $0.44 to calculate the fair market value of consideration paid for the consulting services.

Determination of Estimated Fair Value

We completed the most recent and significant equity transactions in November 2022, with the Company entering into a consulting agreement with third-party investors, which included Class A common stock being issued to the third-party for consulting services to be provided. The Company used an implied price per share of $1.73 to calculate the fair market value of the common stock issued for services using the Black-Scholes option pricing model. All equity transaction prior to the November 2022 transaction used an implied price per share of $0.44.

The implied price per share was calculated using the income approach. The income approach attempts to convert future expected economic benefits, generally cash flows into a present value. As one application of the income approach, a valuation may utilize the discounted cash flow (“DCF”) method. The DCF method develops a value for a company’s business enterprise, which is based on direct projections of its future earnings-generating capabilities. The assumptions used in each valuation model to determine the fair value of the Class A common stock are based on numerous objective and subjective considerations, combined with management’s judgement, including but not limited to the following:

•	The Company’s actual operating results and financial performance;
•	Current business conditions and projections;
•	Likelihood of achieving a liquidity event, such as an initial public offering given the prevailing market conditions and the nature and history of the Company’s business;
•	industry information, such as market size and growth;
•	adjustments, if any, necessary to recognize the lack of marketability for the Company’s shares; and
•	macroeconomic conditions

In determining the estimated fair value of the Class A common stock for the equity issuance, it is appropriate to consider that the security may not be freely tradeable in the public markets. The estimated fair value of the voting common stock of the Company at both fair value date reflects a discount for lack of marketability (“DLMO”), which considers that the Company is a closely held entity with a diversified shareholder base and is partially based on the anticipated likelihood and timing of a future liquidity event for the subject shares.

Estimated IPO Price Range

As it typical in initial public offering, the estimated IPO price range of $4.00 to $6.00 (the “Estimated IPO Price Range”) was not derived using a formal determination of fair value, but was determined by the Company based in part, on input received from the underwriters including discussions with the board of directors and executive of the Company. Along with the input from the underwriters, among the factors considered in setting the Estimated IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospectus;
•	estimates of business potential and earnings prospects for the Company and the pet care industry in which it operates;
•	as assumption that there would be a receptive public trading market for veterinary care companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Valuation Methodology

A primary reason for the Estimated IPO Price Range being different than the implied fair value of the Class A common stock of $1.73 and $0.44 is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Company and prescribed by the American Institute of Certified Public Accountants. Moreover, the quantitative methodologies employed by the Company include discounts to the estimated fair value include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and discount for lack of marketability, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analysis. Based on the foregoing, the Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined by the American Institute of Certified Public Accountants, in its determination of fair value applied to the equity issuances in 2022 and 2021 and has used a customary and reasonable methodology in its determination of the Estimated IPO Price Range.

Exhibits

17.	We note your revisions in response to our prior comment 15 and reissue in part. We note your disclosure in the exhibit index key that certain schedules and exhibits have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Additionally, please include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, and to include brackets to indicate where the information is omitted from the filed version of the exhibit.

Response: In response to this comment, the Company has amended the Registration Statement to include a prominent legend stating, “Certain information has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and the type of information that the Company treats as private or confidential” on the first page of each exhibit in which information has been redacted. The Company has further amended the Registration Statement to indicate with brackets where such information has been redacted.

18.	We refer to your revised disclosures regarding the convertible promissory notes issued to various individuals and entities as partial consideration for your acquisitions. To the extent any such note will not convert automatically upon the completion of the primary offering, please file such agreement or form of such agreement as an exhibit.

Response: In response to this comment, the Company respectfully advises the Staff that the Company that all amounts due (including principal and accrued but unpaid interest) under the subordinated convertible promissory notes issued in connection with the Company’s acquisitions mature and become payable upon the consummation of the primary underwritten offering. The Company respectfully further advises the Staff that such promissory notes are convertible at the option of the holders following thirty (30) days after the Company’s delivery of notice of the conversion event (e.g., the offering) to the holders. The Company has amended the Registration Statement to include the form of subordinated convertible promissory notes as an Exhibit to the Registration Statement.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.